SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A.

(Name of Issuer)

COMMON STOCK WITHOUT NOMINAL (PAR) VALUE

(Title of Class of Securities)

00709P108

(CUSIP Number)

Avenida Pedro de Valdivia 100 Santiago, Chile 011-562-697-0040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 00709P108	13D

1	NAME OF REPORTING PERSONS A.F.P. Provida S.A. on behalf of the pension funds under its management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Santiago, Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,374,199
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,374,199
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,199 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.41%
14	TYPE OF REPORTING PERSON Co

Item 1(a). Title of Class of Equity

     Administradora de Fondos de Pensiones Provida, S.A.

Item 1(b). Address of the Issuer’s Executive Offices

     Pedro de Valdivia 100, 9th Floor
     Sanitago, Chile

Item 2(a). Name of the Person Filing

     A.F.P. Provida S.A. on behalf of the pension funds under management

Item 2(b). Address of Principal Business Office

     Pedro de Valdivia 100, 9th Floor
     Sanitago, Chile

Item 2(c). Principal Occupation and Employment

     Management of Chilean Pension Funds

Item 2(d). Criminal Proceedings

     N/A

Item 2(e). Civil Proceedings

     N/A

Item 2(f). Citizenship

     Santiago, Chile

Item 3. Source and Amount

     Contributions of Chilean individuals who hold pension fund accounts with A.F.P. Provida
     Amount: US$21,887,916

Item 4. Purpose of Transaction

     Increase amount of investments in Chilean Stocks

Item 5. Interest in Securities of the Issuer

(a)	Number and Percentage of Shares Beneficially Owned: 2,374,199 (23.41%)

(b)	Powers:	No. of Shares

	Sole Power to Vote
	or to direct the vote:	2,374,199

	Shared Power to Vote
	or to direct the vote:	0

Sole Power to Dispose
or to direct the vote:	2,374,199

Shared Power to Dispose
or to direct the vote:	0

(c)	Transactions Description:

	Identity of Person	Pension Fund	Trade	No. Securities	Price	Where and How

	AFP Provida S.A.	A Fund	05/28/03	107,351	US $9.0000	NYSE,
	on behalf of the	D Fund	05/28/03	120,842	US $9.0000	Block Trade
	pension funds	B Fund	05/28/03	150,413	US $9.0000	Arranged by
	under management	C Fund	05/28/03	984,294	US $9.0000	UBS
		C Fund	07/08/03	2,900	US $9.1828	Warburg
		C Fund	07/09/03	1,100	US $9.2777
		A Fund	07/18/03	205	US $9.4245
		B Fund	07/18/03	2,635	US $9.4245
		C Fund	07/18/03	14,827	US $9.4245
		C Fund	07/21/03	1,932	US $9.4245
		C Fund	07/25/03	821,018	US $9.7000
		B Fund	07/25/03	148,082	US $9.7000

(d)	Others with the right or the power to receive or to direct the receipt of the dividends: N/A

(e)	Date when the reporting person ceased to be the beneficial owner of more than 5% of the class of securities: N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     N/A

Item 7. Certification

     By signing below, A.F.P. Provida S.A. on behalf of the pension funds under management certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     A.F.P. Provida may be deemed the beneficial owner for purposes of this statement of the securities described in Item 1 by virtue of this holding of such securities for the benefit of its pension fund clients by their separate accounts. These shares are acquired in the ordinary course of A.F.P. Provida’s pension fund management business, and not with the purpose or effect of changing or influencing control of the issuer. The filing of this statement should not be construed as an admission that A.F.P. Provida is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Administradora de Fondos de Pensiones Provida, S.A.

By:	/s/ Joaquin Cortez H.

	Name:	Joaquin Cortez H.
	Title:	Chief Investment Officer

Dated: August 8, 2003